Exhibit 2.6
ENGLISH TRANSLATION

DE0006916604
WKN 691 660
Pfeiffer Vacuum Technology AG
Asslar, Germany
Multiple Share Certificate
Nos. 9,352,201 – 9,532,200
for
180,000 no-par shares of stock
The holder of this Multiple Share Certificate is a shareholder holding 180,000 (one hundred and eighty thousand) no-par shares of stock in Pfeiffer Vacuum Technology AG, of Asslar, Germany, on a pro-rata basis pursuant to the Articles of Association and Bylaws.
A multiple share dividend coupon was not issued for this Certificate.
Asslar, Germany, December 2006
Pfeiffer Vacuum Technology AG

Supervisory Board	Management Board

/s/ Dr. M. Oltmanns	/s/ W. Dondorf	/s/ M. Bender
Chairman	Chief Executive Officer	Chief Financial Officer